December 21, 1999


                             FOR COLUMBIA EMPLOYEES


The following is an update on Columbia's progress in its ongoing exploration and review of strategic alternatives to enhance shareholder value. We hope it answers questions you may have about the review process and recent reports in the media.


WHAT IS THE CURRENT STATUS OF YOUR DISCUSSIONS WITH THIRD PARTIES REGARDING A POSSIBLE TRANSACTION?

Columbia and its financial advisors have received preliminary indications of interest from numerous companies in connection with our previously announced process for evaluating strategic alternatives. As a result, we are inviting a number of these companies, including NiSource, to participate in a second round of the process.


WHICH COMPANIES ARE BEING INVITED INTO THE SECOND ROUND?

Columbia's Board has authorized management to conduct its discussions with interested parties in private. This will help prevent rumors and misinformation from disrupting our business activities. Accordingly, we will not comment on which companies we are talking to, except that we will make the required disclosures regarding NiSource due to its unsolicited tender offer.


WHAT KIND OF TRANSACTION DO YOU EXPECT TO PURSUE?

As we announced on Oct. 24, Columbia's Board authorized management to explore strategic alternatives to generate value in excess of that which Columbia's business plan or the NiSource proposal could create. We are continuing to consider a variety of possible transactions, including a merger, reorganization or the disposition of a material amount of stock or assets. As we have previously stated, there can be no assurance that any discussions will result in a transaction or other action.


HAVE ANY OF THE COMPANIES INVITED TO THE SECOND ROUND MADE PROPOSALS THAT WOULD PROVIDE VALUE GREATER THAN NISOURCE'S UNSOLICITED CASH OFFER OF $74 PER SHARE?

Columbia is inviting into a second round several companies that provided preliminary indications of interest reflecting a preliminary value higher than NiSource's unsolicted offer which was raised to $74 per share in cash on Oct. 17.


DOES THIS MEAN THAT COLUMBIA IS DEFINITELY GOING TO MERGE WITH ANOTHER COMPANY?


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No. Columbia's Board and management are continuing to explore and evaluate strategic alternatives that would significantly enhance shareholder value. While this process might result in a merger, there are other possible scenarios -- including a sale of assets, a sale of stock, or no transaction at all.


WHY IS NISOURCE BEING INVITED INTO THE SECOND ROUND IF COLUMBIA HAS RECEIVED BETTER PROPOSALS?

Columbia is allowing NiSource to participate in the second round so that it can have an opportunity to improve its offer, if it so chooses.


WHAT SPECIFICALLY WILL HAPPEN IN THE SECOND ROUND?

All of the companies in the second round -- each of which has executed a confidentiality agreement -- will have an opportunity to review additional confidential information about Columbia and then make revised submissions.

WHEN WILL THE SECOND ROUND GET UNDERWAY?

Our objective is to move forward carefully but expeditiously.

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